                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of April, 2008

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached is a press release issued by the company today announcing the filing of its Annual Report on Form 20-F.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: April 14, 2008

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news

                      TEFRON ANNOUNCES FILING ON FORM 20-F

MISGAV, ISRAEL, APRIL 14, 2008 - TEFRON LTD. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, announced that on March 27, 2008 it had filed its Annual Report on
Form 20-F for the year ended December 31, 2007. A copy of the Annual Report on
Form 20-F is available to be viewed or downloaded on the Company's website at
www.Tefron.com/financial.asp. In addition, Tefron's shareholders may obtain, free of charge, a printed copy of Tefron's complete audited financial statements by sending a request to the Company's General Counsel, Michal Baumwald Oron
(email: bomichal@tefron.com), or by calling 972-3-9230215.

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ABOUT TEFRON

TEFRON MANUFACTURES BOUTIQUE-QUALITY EVERYDAY SEAMLESS INTIMATE APPAREL, ACTIVE
WEAR AND SWIM WEAR SOLD THROUGHOUT THE WORLD BY SUCH NAME-BRAND MARKETERS AS
VICTORIA'S SECRET, NIKE, TARGET, THE GAP, BANANA REPUBLIC, J. C. PENNEY,
LULULEMON ATHLETICA WARNACO/CALVIN KLEIN, PATAGONIA, REEBOK, DOLCE AND GABBANA,
AND EL CORTE ENGLESE, AS WELL AS OTHER WELL KNOWN RETAILERS AND DESIGNER LABELS.
THE COMPANY'S PRODUCT LINE INCLUDES KNITTED BRIEFS, BRAS, TANK TOPS, BOXERS,
LEGGINGS, CROP, T-SHIRTS, NIGHTWEAR, BODYSUITS, SWIM WEAR, BEACH WEAR AND
ACTIVE-WEAR.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE
MEANING OF SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, SECTION 21E
OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE SAFE HARBOR
PROVISIONS OF THE US PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WITH
RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF
OPERATIONS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT
EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS.

WORDS SUCH AS "BELIEVE," "ANTICIPATE," "EXPECT," "INTEND," "WILL," "PLAN,"
"COULD," "MAY," "PROJECT," "GOAL," "TARGET," AND SIMILAR EXPRESSIONS OFTEN
IDENTIFY FORWARD-LOOKING STATEMENTS BUT ARE NOT THE ONLY WAY WE IDENTIFY THESE
STATEMENTS. EXCEPT FOR STATEMENTS OF HISTORICAL FACT CONTAINED HEREIN, THE
MATTERS SET FORTH IN THIS PRESS RELEASE REGARDING OUR FUTURE PERFORMANCE, PLANS
TO INCREASE REVENUES OR MARGINS AND ANY STATEMENTS REGARDING OTHER FUTURE EVENTS
OR FUTURE PROSPECTS ARE FORWARD-LOOKING STATEMENTS.

THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO:

     o    OUR CUSTOMERS' CONTINUED PURCHASE OF OUR PRODUCTS IN THE SAME VOLUMES
          OR ON THE SAME TERMS;

     o    THE CYCLICAL NATURE OF THE CLOTHING RETAIL INDUSTRY AND THE ONGOING
          CHANGES IN FASHION PREFERENCES;

     o    THE COMPETITIVE NATURE OF THE MARKETS IN WHICH WE OPERATE, INCLUDING
          THE ABILITY OF OUR COMPETITORS TO ENTER INTO AND COMPETE IN THE
          SEAMLESS MARKET IN WHICH WE OPERATE;

     o    THE POTENTIAL ADVERSE EFFECT ON OUR BUSINESS RESULTING FROM OUR
          INTERNATIONAL OPERATIONS, INCLUDING INCREASED CUSTOM DUTIES AND IMPORT
          QUOTAS (E.G., IN CHINA, WHERE WE MANUFACTURE FOR OUR SWIMWEAR
          DIVISION).

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     o    THE POTENTIAL ADVERSE EFFECT ON OUR FUTURE OPERATING EFFICIENCY
          RESULTING FROM OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE
          COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS;

     o    THE PURCHASE OF NEW EQUIPMENT THAT MAY BE NECESSARY AS A RESULT OF OUR
          EXPANSION INTO NEW PRODUCT LINES;

     o    OUR DEPENDENCE ON OUR SUPPLIERS FOR OUR MACHINERY AND THE MAINTENANCE
          OF OUR MACHINERY;

     o    THE FLUCTUATIONS COSTS OF RAW MATERIALS; OUR DEPENDENCE ON
          SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS;

     o    OUR FAILURE TO GENERATE SUFFICIENT CASH FROM OUR OPERATIONS TO PAY OUR
          DEBT;

     o    FLUCTUATIONS IN INFLATION AND CURRENCY; AND

     o    POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH
          INTERNATIONAL BUSINESS AND RELATING TO OPERATIONS IN ISRAEL;

AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S
FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO
OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS
TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE
OCCURRENCE OF UNANTICIPATED EVENTS.

CONTACTS

COMPANY CONTACT:                    IR CONTACT:
ASAF ALPEROVITZ                     EHUD HELFT / KENNY GREEN
CHIEF FINANCIAL OFFICER             G.K. INVESTOR RELATIONS
+972-4-9900803                      1 646 201 9246
Aasaf@Tefron.com                    info@gkir.com

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